

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 3, 2014

Via E-mail
Gregory P. Niesen
President and CEO
MW Bancorp, Inc.
2110 Beechmont Avenue
Cincinnati, OH 435230

> **Re: MW Bancorp, Inc.**
> **Registration Statement on Form S-1**
> **Filed September 10, 2014**
> **File No. 333-198668**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed September 24, 2014**
> **File No. 333-198668**

Dear Mr. Niesen:

We have reviewed your registration statement and amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement and Amendment No. 1 on Form S-1

General

1.   Please fill in the blanks in your registration statement.

2.   We note that your Employee Stock Ownership plan intends to purchase shares in the offering and then distribute them to employees as compensation; please include the Plan as a Co-Issuer to your registration statement.

Cover Page

3.   Please revise your first paragraph to delete either the third sentence or the word "currently" in the second sentence. Refer to Item 501(b)(4) of Regulation S-K.

4.   Please revise your table and footnote (1) to disclose your underwriter's discounts and commissions on a per share basis. Refer to Item 501(b)(3) of Regulation S-K.

Risk Factors, page 16

"We had material weaknesses in our internal control…financial statements," page 20

5.   We note your disclosure that your independent registered public accounting firm identified material weaknesses in the internal controls over financial reporting during the 2014 and 2013 audits. Please revise to address the following:

- Please provide information surrounding each of the material weaknesses identified. Quantify the effects of each one on your financial statements.

- Please provide an expanded discussion of the specific steps you have taken and put into place to resolve each material weakness. Identify which material weaknesses have been resolved and which have not been resolved.

- Please revise MD&A to provide a discussion of the material weaknesses that includes the information requested in the first two bullets points of this comment and that includes a discussion of how the material weaknesses affected your financial condition, results of operations and cash flows.

Market for the Common Stock, page 41

6.   We note your expectation that your stock will be quoted on OTC Pink Marketplace. Please revise your first paragraph to state that there is no established public trading market for your common stock and that quotation on OTC Pink Marketplace will not constitute an "established public trading market." Refer to Item 201(a) of Regulation S-K. Make corresponding revisions on page 11.

Management's Discussion and Analysis of Financial Condition and Results of Operations, Page 49

Critical Accounting Policies, page 52

Allowance for Loan Losses, page 52

7.   We note from your disclosure in Note 1 on page F-11 that you use actual loss history experienced by the Company over the most recent twelve quarters to determine the general component of the ALLL for non-impaired loans. Please revise to disclose if you adjust the overall weighting to more heavily weight certain time periods. Please also disclose whether this methodology is consistently employed for each loan category.

Exhibit Index

8.   Please file your outstanding exhibits.

9.   Please tell us when you plan to file signed and dated tax opinions. Refer to Section III.D.2. of Staff Legal Bulletin 19. Moreover, please revise Ex. 8.1 to refer to all 1,124,125 of the shares being registered.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact David Irving, Staff Accountant, at (202) 551-3321 or Paul Cline, Staff Accountant, at (202) 551-3851 if you have questions regarding comments on the financial statements and related matters. Please contact Christopher Dunham, Staff Attorney, at (202) 551-3783 or me at (202) 551-3464 with any other questions.

Sincerely,

/s/ Kathryn McHale

Kathryn McHale
Senior Staff Attorney

cc: Via E-mail
        Kip A. Weissman, Esq.